EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report - Class Action against Bezeq International

On June 30, 2016, the Company was notified by its subsidiary, Bezeq International Ltd. (hereinafter, “Bezeq International”) of a claim together with a class action certification motion which had been filed against it with the Jerusalem District Court. The claim involves allegations that Bezeq International is misleading its customers by selling them 100 MB Internet packages while the speed it actually provides its customers is lower by tens of percents. The petitioner estimates the class action amount at NIS 187 million.

Bezeq International is studying the claim and the motion and neither it and/nor the Company is able to evaluate the claim’s likelihood of success at the present stage.